CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,850,000	$252.34

Pricing supplement no. 1319 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 2-I dated November 14, 2011	Registration Statement No. 333-177923 Dated April 26, 2013 Rule 424(b)(2)

Structured Investments	$1,850,000 Contingent Buffered Digital Notes Linked to a Brent Crude Oil Futures Contract due November 1, 2013

General

•	The notes are designed for investors who seek a fixed return of 5.45% at maturity if the Ending Contract Price of the first nearby month (or, in some circumstances, the second nearby month) futures contract on Brent crude oil, stated in U.S. dollars per barrel, as made public by ICE Futures Europe (the “Commodity Futures Contract”) is not less than the Initial Contract Price by more than the Contingent Buffer Percentage. Investors should be willing to forgo interest payments and to lose some or all of their principal at maturity, if the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are linked to the Contract Price of the Commodity Futures Contract, as described below. See “Selected Purchase Considerations — Return Linked Solely to the Contract Price of Brent Crude Oil Futures Contracts” and “Selected Risk Considerations — The Notes Do Not Offer Direct Exposure to Commodity Spot Prices” in this pricing supplement for more information.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing November 1, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on April 26, 2013 and are expected to settle on or about May 1, 2013.

Key Terms

Commodity Futures Contract:	The notes are linked to the first nearby month futures contract for Brent crude oil (Bloomberg symbol “CO1”) traded on ICE Futures Europe or, in some circumstances, the second nearby month futures contract for Brent crude oil (Bloomberg symbol “CO2”) traded on ICE Futures Europe, as described in “— Contract Price” below.
Contingent Buffer Percentage:	10%
Payment at Maturity:	If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Digital Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Digital Return)
If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contract Return)
If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 10%, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.
Digital Return:	5.45%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,054.50.
Contract Return:	Ending Contract Price – Initial Contract Price Initial Contract Price
Initial Contract Price:	The Contract Price on the pricing date, which was $103.16
Ending Contract Price:	The Contract Price on the Observation Date
Contract Price:	On any relevant day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg symbol: “CO1” <Comdty>), provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg symbol: “CO2” <Comdty>) on that day
Observation Date†:	October 29, 2013
Maturity Date†:	November 1, 2013
CUSIP:	48126DT66
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I and in “Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this pricing supplement.

Investing in the Contingent Buffered Digital Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$5	$995
Total	$1,850,000	$9,250	$1,840,750
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $5.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $990.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 26, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2 -I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 25, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I; and

(2) the Observation Date is a “Determination Date” as described in the accompanying product supplement no. 2-I and is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I.

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments —	PS-1
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical return set forth below assumes an Initial Contract Price of $100 and reflects the Digital Return of 5.45% and the Contingent Buffer Percentage of 10%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Contract Price	Contract Return	Total Return
$180.00	80.00%	5.45%
$170.00	70.00%	5.45%
$160.00	60.00%	5.45%
$150.00	50.00%	5.45%
$140.00	40.00%	5.45%
$130.00	30.00%	5.45%
$125.00	25.00%	5.45%
$120.00	20.00%	5.45%
$115.00	15.00%	5.45%
$110.00	10.00%	5.45%
$105.45	5.45%	5.45%
$105.00	5.00%	5.45%
$102.50	2.50%	5.45%
$101.00	1.00%	5.45%
$100.00	0.00%	5.45%
$97.50	-2.50%	5.45%
$95.00	-5.00%	5.45%
$90.00	-10.00%	5.45%
$89.99	-10.01%	-10.01%
$85.00	-15.00%	-15.00%
$80.00	-20.00%	-20.00%
$70.00	-30.00%	-30.00%
$60.00	-40.00%	-40.00%
$50.00	-50.00%	-50.00%
$40.00	-60.00%	-60.00%
$30.00	-70.00%	-70.00%
$20.00	-80.00%	-80.00%
$10.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Commodity Futures Contract increases from the Initial Contract Price of $100 to an Ending Contract Price of $105. Because the Ending Contract Price of $105 is greater than the Initial Contract Price of $100, regardless of the Contract Return, the investor receives a payment at maturity of $1,054.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.45%) = $1,054.50

Example 2: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $100 to an Ending Contract Price of $90. Although the Ending Contract Price of $90 is less than the Initial Contract Price of $100, because the Ending Contract Price is not less than the Initial Contract Price by more than the Contingent Buffer Percentage, the investor receives a payment at maturity of $1,054.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.45%) = $1,054.50

Example 3: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $100 to an Ending Contract Price of $60. Because the Ending Contract Price of $60 is less than the Initial Contract Price of $100 by more than the Contingent Buffer Percentage and because the Contract Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Ending Contract Price is greater than or equal to the Initial Contract Price, you will receive a fixed return equal to the Digital Return of 5.45% at maturity, which also reflects the maximum return on the notes at maturity. Accordingly, the maximum payment at maturity is $1,054.50 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL FOR A FIXED RETURN ON THE NOTES EQUAL TO THE DIGITAL RETURN EVEN IF THE CONTRACT RETURN IS NEGATIVE — If the Ending Contract Price is less than the Initial Contract Price by up to the Contingent Buffer Percentage, you will earn a fixed, positive return on the notes equal to the Digital Return. If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 10%, for every 1% that the Ending Contract Price is less than the Initial Contract Price, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE CONTRACT PRICE OF BRENT CRUDE OIL FUTURES CONTRACTS — The return on the notes is dependent on the official settlement price on ICE Futures Europe of the first nearby month (or, in some circumstances, the second nearby month) futures contract for Brent crude oil, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. The Ending Contract Price reflects the Contract Price on the Observation Date and the Contract Return, if applicable, reflects the performance of the Commodity Futures Contract, expressed as a percentage, from the Initial Contract Price to the Ending Contract Price. For additional information about the Commodity Futures Contract, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodity Futures Contracts” in the accompanying product supplement no. 2-I.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether investors in short-term instruments should be required to accrue income. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to the Commodity Futures Contract. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is dependent on the performance of the Commodity Futures Contract and will depend on whether the Contract Return is positive or negative and, in the latter case, the extent to which the Contract Return is negative. If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 10%, the benefit provided by the Contingent Buffer Percentage will terminate. In this case, for every 1% that the Ending Contract Price is less than the Initial Contract Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.
JPMorgan Structured Investments —	PS-3
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Digital Return of 5.45%, regardless of any appreciation in the Commodity Futures Contract which may be significant.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Futures Contract. Because the Ending Contract Price will be determined based on the Contract Price on a single day near the end of the term of the notes, the Contract Price at the maturity date or at other times during the term of the notes could be at a level not less than the Initial Contract Price by more than the Contingent Buffer Percentage. This difference could be particularly large if there is a significant decrease in the Contract Price during the later portion of the term of the notes or if there is significant volatility in the Contract Price during the term of the notes, especially on dates near the Observation Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
JPMorgan Structured Investments —	PS-4
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) WILL LIKELY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period will likely be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, estimated hedging costs and the Contract Price, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the Contract Price of the Commodity Futures Contract;
•	supply and demand trends for Brent crude oil and the Commodity Futures Contract;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I for more information.
•	COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity Futures Contract. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission has adopted regulations that establish position limits for certain commodity-based futures contracts, such as futures contracts on certain energy, agricultural and metals based commodities. These regulations may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See “We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.
JPMorgan Structured Investments —	PS-5
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

•	PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See “The Market Price of Brent Crude Oil Will Affect the Value of the Notes” below. The Contract Price of the Commodity Futures Contract is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
•	THE MARKET PRICE OF BRENT CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of Brent crude oil. The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.
•	FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Commodity Futures Contract will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Commodity Futures Contract and, therefore, the notes.
•	THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT IS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF BRENT CRUDE OIL FUTURES CONTRACTS AS DETERMINED BY ICE FUTURES EUROPE, AND THERE ARE CERTAIN RISKS RELATING TO THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT BEING DETERMINED BY ICE FUTURES EUROPE —Futures contracts on Brent crude oil are traded on ICE Futures Europe. The Contract Price of the Commodity Futures Contract will be determined by reference to the official settlement price on ICE Futures Europe of the Commodity Futures Contract, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.
•	A DECISION BY ICE FUTURES EUROPE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT— If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price of the Commodity Futures Contract to decline significantly.
JPMorgan Structured Investments —	PS-6
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

•	THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The notes are linked to the Commodity Futures Contract, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.
•	SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Commodity Futures Contract and not to a diverse basket of commodities or commodity futures contracts or a broad-based commodity index. The Contract Price of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to the price of a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING BRENT CRUDE OIL FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased Brent crude oil futures contracts, or exchange-traded or over-the-counter instruments based on Brent crude oil futures contracts. You will not have any rights that holders of such assets or instruments have.
•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICE OF THE COMMODITY FUTURES CONTRACT, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Commodity Futures Contract and, therefore, the value of your notes.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
JPMorgan Structured Investments —	PS-7
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices from January 4, 2008 through April 26, 2013. The Contract Price on April 26, 2013 was $103.16. We obtained the Contract Prices below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Commodity Futures Contract should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the Observation Date. We cannot give you assurance that the performance of the Commodity Futures Contract will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial

JPMorgan Structured Investments —	PS-8
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract

predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of this initial period reflects the structure of the notes, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) Will Likely Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Contract Price of Brent Crude Oil Futures Contracts” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-43 of the accompanying product supplement no. 2-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-9
Contingent Buffered Digital Notes Linked to the Front Month Brent Crude Oil Futures Contract